Chunghwa Telecom

June 10, 2014

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of May 2014

1)               Sales volume (NT$ Thousand)

Period	Items	2014	2013	Changes	%

May	Net sales	18,625,167	18,589,022	(+)36,145	(+)0.19%

Jan-May	Net sales	92,069,969	93,704,420	(-)1,634,451	(-)1.74%

b                  Trading purpose : None